

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

February 13, 2008

Mr. Ray Reaves
Chief Executive Officer and
Chief Financial Officer
Fieldpoint Petroleum Corporation
1703 Edelweiss Drive
Cedar Park, TX 78613

>   **Re: FieldPoint Petroleum Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed April 4, 2007**
>   **Response Letter Dated January 22, 2008**
>   **File No. 001-32624**

Dear Mr. Reaves:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Properties, page 5

1.   We note the principal properties that you have disclosed with primarily location, development and nature of your interest information. Please revise your document to disclose the other information such as production and reserves required under Instruction 3 of Item 102 of Regulation S-K for principal properties.

Notes to Consolidated Financial Information

Supplemental Information on Oil and Gas Producing Activity (Unaudited), page F-16

2.   Please reconcile that while you show no costs incurred in 2005 for acquisition of proved properties; you indicate in the table of reserve changes that in 2005 you acquired 213,769 MCF of proved natural gas reserves.

3.   Please reconcile that while you disclose as of December 31, 2006 that you have 746,694 barrels of net oil reserves and 2,037,906 Mcf of proved net gas reserves; the two reserve reports as of the same date state you have 811,400 barrels of net oil reserves and 2,085,700 Mcf of net proved natural gas reserves.

4.   Please reconcile that while you disclose in the Standardized Measure that as of December 31, 2006 an estimate of future cash flows of $52.9 million; the two reserve reports state that future cash flows are estimated to be $39.3 million.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief